SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -----------------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2009

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    14 Hatidhar Street, Ra'anana 43665, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENT FILE NO. 333-128225 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12014 AND 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1. Notice of and Proxy Statement for MER Telemanagement Solutions Ltd. Annual General Meeting to be held October 7, 2009 mailed September 1, 2009.

2.   Form of MER Telemanagement Solutions Ltd. Proxy Card.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                               14 Hatidhar Street
                             Ra'anana 43665, Israel

                             ----------------------

             NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

     We are pleased to invite you to attend the 2009 Annual General Meeting of Shareholders to be held on Wednesday, October 7, 2009 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra'anana, Israel, for the following purposes:

     1. To reelect six directors for terms expiring at our 2010 Annual General Meeting of Shareholders;

     2. To ratify and approve the employment terms of Mr. Roger Challen, a director, in connection with his employment as the General Manager of our AnchorPoint telecommunications expense management solution operations;

     3. To approve the compensation to be paid to Mr. Yaacov Goldman in consideration for his service as a director and audit committee chairman;

     4. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2009, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services;

     5. To review and discuss our, auditor's report and consolidated financial statements for the year ended December 31, 2008; and

     6. To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

     The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

     Shareholders of record at the close of business on August 28, 2009 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                              Sincerely,

                                              Chaim Mer
                                              Chairman of the Board of Directors

August 28, 2009

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                               14 Hatidhar Street
                             Ra'anana 43665, Israel

                             ----------------------

                                 PROXY STATEMENT

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 10:30 a.m. (Israel time) on Wednesday, October 7, 2009, at our offices at 14 Hatidhar Street, Ra'anana, Israel.

     This Proxy Statement, the attached Notice of 2008 Annual General Meeting and the enclosed proxy card, as well as our consolidated financial statements for the year ended December 31, 2008, are being mailed to shareholders on or about September 2, 2009.

PURPOSE OF THE ANNUAL GENERAL MEETING

     At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) reelection of six directors for terms expiring at our 2010 Annual General Meeting of Shareholders; (ii) ratification and approval of the employment terms of Mr. Roger Challen, a director, in connection with his employment as the General Manager of our AnchorPoint telecommunications expense management solution operations; (iii) approval of the compensation to be paid to Mr. Yaacov Goldman in consideration for his service as a director and audit committee chairman; and (iv) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2009, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services. In addition, our auditor's report and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

     We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

PROXY PROCEDURE

     Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on August 28, 2009, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of August 28, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,917,950 outstanding ordinary shares.

     o VOTING IN PERSON. If your shares are registered directly in your name with our transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (in "street name"), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee authorizing you to do so.

     o VOTING BY MAIL. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

CHANGE OR REVOCATION OF PROXY

     If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

     If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

QUORUM

     A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

     Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

     Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

MAJORITY VOTE STANDARD

     Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

     In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

     We have received indications from five of our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer, Mr. Roger Challen, Mr. Lior Salansky and Mr. Isaac Ben-Bassat, who together hold approximately 68.5% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

COST OF SOLICITING VOTES FOR THE ANNUAL MEETING

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our Articles of Association provide for a board of directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law. Our directors, other than our outside directors, are elected at each annual general meeting of shareholders. Our Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

     At the Meeting, shareholders are being asked to reelect each of our current directors who is not an outside director, Messrs. Chaim Mer, Lior Salansky, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband and Yaacov Goldman, to hold office until our 2010 Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2009 annual general meeting of shareholders, other than Mr. Roger Challen who was elected to serve in such capacity by our Board of Directors effective as of March 25, 2009.

     In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law to appoint at least two outside directors. In general, outside directors serve for a three-year term, which may be renewed for one additional three-year term. Mr. Barak and Ms. Trivaks serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until August 2010 and August 2011, respectively, following which the service of Mr. Barak and Ms. Trivaks as outside directors may be renewed for one additional three-year term.

     We do not follow the NASDAQ Marketplace Rules with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules, and instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our Board of Directors for election by our shareholders. Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. None of the nominees are expected to be unavailable.

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named above.

     Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

NOMINEES FOR ELECTION AS DIRECTOR FOR TERMS EXPIRING IN 2010

     CHAIM MER (61) has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

     LIOR SALANKSY (44) has served as our President since February 2008 and as a director since April 2008. In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004. Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

     ISAAC BEN-BASSAT (55) has served as a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

     ROGER CHALLEN (63) was elected to serve as a director by our board of directors effective as of March 25, 2009. Mr. Challen has served as the General Manager of our AnchorPoint telecommunications expense management solution business since we acquired certain assets of AnchorPoint Inc. on December 30, 2008. Mr. Challen co-founded AnchorPoint, Inc. (formerly named The Info Group, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of Image Data, Inc and Data Distributors, Inc. From 1981 to 1983, Mr. Challen served as Vice President of M&SD Corp., of Lyndhurst, New Jersey. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Mr. Challen holds a B.A. degree in Economics and Mathematics from Yale University.

     STEVEN J. GLUSBAND (62) has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

     YAACOV GOLDMAN (54) has served as a director since May 2004 and is a member of our audit committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Bank Leumi Le'Israel B.M., Elron Electronic Industries Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., I.T.G.I Medical Ltd. and Renewable Resources Ltd. and its affiliated companies. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a Certified Public Accountant (Israel) and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED ABOVE.

OUTSIDE DIRECTORS CONTINUING IN OFFICE

     Biographical information concerning the outside directors continuing in office follows for informational purposes only.

     EYTAN BARAK(64) has served as an outside director since August 2007 and is a member of our audit committee. Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company which provides financial resources and management assistance to start-up companies. Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including ICTS International N.V. traded on the OTC Bulletin Board (OTCBB: ICTS). From 1973 to 1997, Mr. Barak was with The Israel Corporation Ltd., initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting from Tel Aviv University.

     VARDA TRIVAKS (52) has served as an outside director since August 2008 and is a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd. From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute's communications committee for Capital Markets and Insurance. Between 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master's degree in Management from Boston University.

                        BOARD OF DIRECTORS AND COMMITTEES

BOARD OF DIRECTORS

     Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of eight directors.

     Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in August 2008.

     The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with "accounting and financial expertise." Our board of directors determined, accordingly, that at least one director must have "accounting and financial expertise."

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.

OUTSIDE DIRECTORS AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

     At least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

     In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     INDEPENDENT DIRECTORS. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of the SEC and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

     Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association.

     Our Board of Directors has determined that Mr. Eytan Barak and Ms. Varda Trivaks both qualify as independent directors under the rules of the SEC and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that each of Messrs. Steven Glusband and Yaacov Goldman qualifies as an independent director under the requirements of the SEC and NASDAQ.

AUDIT COMMITTEE

     Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder's relatives.

     Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company's independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

     In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

     Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Mr. Eytan Barak, Ms. Varda Trivaks and Mr. Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert, as defined by rules of the SEC. The audit committee meets at least once each quarter. The composition and function of the audit committee meets the requirements of Israeli law, the SEC and NASDAQ Marketplace Rules.

INTERNAL AUDITOR

     Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Fahn Kanne & Co., the Israeli member firm of Grant Thornton. International Ltd., serves as our internal auditor.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

     Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

         Corporate Secretary
         Mer Telemanagement Solutions Ltd.
         14 Hatidhar Street
         Ra'anana 43665, Israel

     Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of August 28, 2009 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                            Number of         Percentage of
                                          Ordinary Shares      Outstanding
NAME                                  Beneficially Owned (1) Ordinary Shares (2)
--------------                             --------------    --------------

Roger Challen                               2,174,615 (3)            24.4%

Chaim Mer and Dora Mer                      2,115,704 (4)            23.7%

Roni Ben David and Aliza Ben David          1,276,806 (5)            14.3%

Lior Salansky                               1,279,856 (6)            14.1%

Isaac Ben-Bassat                              689,214 (7)             7.7%

Eytan Barak                                         -                   -

Steven J. Glusband                              1,000                   *

Yaacov Goldman                                      -                   -

Varda Trivaks                                       -                   -%

All directors and executive officers
as a group (10 persons)                     6,352,348 (8)            69.8%

---------------

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 8,917,950 ordinary shares (excluding 10,800 ordinary shares held as treasury stock) issued and outstanding as of August 28, 2009.

(3) The 2,174,615 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen. Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(4) Based solely upon a Schedule 13D/A filed with the SEC on May 26, 2009. Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 359,617 ordinary shares and the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)  Based solely upon, and qualified in its entirety with reference to, a
     Schedule 13G/A filed with the SEC on January 29, 2009. Based on the
     Schedule 13G/A, 1,276,806 ordinary shares are owned of record by Dana Optimum Investments Ltd., an Israeli company jointly owned by Mr. Roni Ben-David and his wife Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd.

(6) Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company. Includes 1,129,856 ordinary shares owned of record by Mr. Salanksy and 150,000 ordinary shares subject to currently exercisable stock options granted to Mr. Salansky with an exercise price of $1.08 per share that expire on February 2013.

(7) Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company. Includes 59,169 ordinary shares owned of record by Mr. Ben-Bassat and 630,045 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(8) Includes 188,750 ordinary shares subject to currently exercisable stock options and warrants.

EXECUTIVE COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

                                       Salaries, fees,       Pension,
                                         commissions      retirement and
                                         and bonuses     similar benefits
                                      ----------------   ----------------
All directors and executive
officers as a group (10 persons)           $ 762,585          $ 68,236

     All our executive officers work full time for us. Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). Mr. Chaim Mer voluntarily and temporarily reduced his monthly salary by 15% starting December 1, 2008. During the year ended December 31, 2008, we paid to our directors (including our outside directors under Israeli law) an annual fee of approximately $8,400 and a per meeting attendance fee of $300, other than to Mr. Chaim Mer, the Chairman of our Board of Directors, whose compensation is described above, and Mr. Yaacov Goldman, an independent director and our audit committee financial expert. During the year ended December 31, 2008, we paid Mr. Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

     As of December 31, 2008, our directors and executive officers as a group, consisting of ten persons, held options to purchase an aggregate 265,000 ordinary shares, having exercise prices ranging from $1.08 to $3.87, all of which were granted under our 2003 Israeli Share Option Plan. The options vest over a two to four-year period. Of such options, options to purchase 20,000 ordinary shares will expire in September 2010, options to purchase 30,000 ordinary shares will expire in September 2012 and options to purchase 215,000 ordinary shares will expire in February 2013.

STOCK OPTION PLANS

2003 ISRAELI SHARE OPTION PLAN

     Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to 893,915 ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates. Any options which are canceled or forfeited within the option period will become available for future grants. The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.

     Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, as amended as of January 1, 2003. Section 102 as amended affords certain tax advantages with respect to option grants to employees and directors. Under amended Section 102, options granted pursuant to Section 102 may be designated as "Approved 102 Options" or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

     The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine, the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and is determined by the Board of Directors or the committee at the time of the grant.

     Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee's legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

     During 2008, options to purchase an aggregate of 289,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $1.08 per share, and no options were exercised. At December 31, 2008, options to purchase 529,500 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.85 per share.

2006 STOCK OPTION PLAN

     In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 400,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates. Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan. The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 100,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).

     The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of Directors, if established by our Board of Directors at its discretion. All references below to the "Committee" refers to the Board of Directors or compensation committee established by our Board of Directors, as applicable. The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan. All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

     Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or an option that will be treated as a "non-qualified stock option." No incentive stock may be granted to any individual who is not an eligible employee of our company or a "subsidiary" within the meaning of the Code. No incentive stock option may be granted to an employee if, as of the date of grant of such option, such employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of our company or any affiliated company, a "10% Holder," unless (a) the exercise price per share under such option is at least 110% of the fair market value of an ordinary share determined as of the date of grant of such option, and (b) such option is not exercisable after the expiration of five years from the date of grant of such option. No incentive stock option may be granted under the 2006 Plan after the ten year anniversary of its adoption.

     In no event may the term of any option exceed ten years from the date of grant of the option. However, in no event may the term of any option granted to a 10% Holder exceed five years from the date of grant of the option. No option may be exercised after its expiration.

     Each option granted under the 2006 Plan will become exercisable, in whole or in part, at such time or times during its term as the instrument evidencing the grant of such option may specify.

     The price at which ordinary shares may be purchased upon any exercise of an option granted under the 2006 Plan will be the price per share determined by the Committee, and specified in the instrument evidencing the grant of such option, but in no event may the exercise price per share be less than (i) the fair market value of an ordinary share determined as of the date of grant of the option, or (ii), if greater, the par value of an ordinary share. However, with respect to an option granted to a 10% Holder, in no event may the exercise price per share be less than 110% of the fair market value of our ordinary shares determined as of the date of grant of such option.

     Options granted under the 2006 Plan are nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any "family member," as such term is defined in the 2006 Plan.

     The terms and conditions of an option grant may not be waived or amended without the consent of the grantee if it would adversely affect, to any material extent, any of the rights or obligations of the grantee with respect to such grant, or in the case of any option that was intended to constitute an incentive stock option, if such waiver or amendment would cause such option to fail to be treated as an incentive stock option.

     Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion of the 2006 Plan at any time. However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent. Also, no amendment which constitutes a "material revision" of the 2006 Plan, within the meaning of such term under NASDAQ rules, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.

     During 2008, no options were granted under the 2006 Plan and no options were exercised. At December 31, 2008, options to purchase 20,000 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.23 per share.

CERTAIN TRANSACTIONS

     Prior to May 2008, Mrs. Dora Mer, the wife of Chaim Mer, the Chairman of our Board of Directors, provided legal services to us, and we paid her a monthly retainer of $5,000 for such services. The conditions of retaining the services of Mrs. Mer were approved by our Audit Committee and Board of Directors. In May 2008, Mrs. Mer joined the Israeli law firm of M. Firon & Co., Advocates and Notaries, and provides legal services to us through that firm since such date for a monthly retainer of $5,000, to be paid in New Israeli Shekels, or NIS. We may cancel the agreement with M. Firon & Co. upon thirty days' prior notice. The conditions of retaining the services of M. Firon & Co. were approved by our Audit Committee and Board of Directors on April 2, 2008. As of December 1, 2008, the monthly retainer was reduced by 15% to $4,250, to be paid in NIS.

     Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd, or C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

     On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our Chief Executive Officer, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than Mr. Eytan Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased.

     On February 11, 2008, we issued in a private placement 750,000 ordinary shares to Mr. Lior Salanksy, our President and a director, at a price per share of $1.0 and for a total consideration of $750,000.

     On September 29, 2008, we completed a private placement of 219,490 of our ordinary shares at a price of $1.139 per share, or aggregate proceeds of $250,000, with Mr. Lior Salansky, our President, who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat, a director, and Mr. Eytan Bar, our chief executive officer.

     On March 25, 2009, our Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co. According to the terms of the transaction, we will sell our products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent us and sell our products to the Israel Defense Forces. For its services, Mer & Co. will be entitled to 5% of the amounts to be received from the Israel Defense Forces for our software products. We may cease the arrangement by giving ten days' prior notice, and the arrangement will terminate upon our company receiving an Israel Defense Forces approved supplier number. Mer & Co. is a subsidiary of C. Mer Industries Ltd., an Israeli publicly traded company controlled by Mr. Chaim Mer. Mr. Chaim Mer has served as the Chairman of its Board of Directors since 1988. Mr. Chaim Mer is a major shareholder of our company and has served as the Chairman of our Board of Directors and a director since our inception in December 1995.

         II. RATIFICATION AND APPROVAL OF EMPLOYMENT TERMS OF MR. ROGER
                               CHALLEN, A DIRECTOR
                           (Item 2 on the Proxy Card)

     Mr. Roger Challen has served as the General Manager of our AnchorPoint telecommunications expense management solution operations since we acquired certain assets and liabilities of AnchorPoint Inc. on December 30, 2008. Mr. Roger Challen beneficially owns 2,174,615 or 24.4% of our outstanding shares, which shares are directly held by The Info Group, Inc. (formerly named AnchorPoint Inc.), a company controlled by him. On March 25, 2009, Mr. Challen was elected to serve as a director of our company by our Board of Directors. Under the Israeli Companies Law, an agreement with a director with respect to the terms of his employment in other positions must be approved by the audit committee, board of directors and general meeting of shareholders, in that order (subject to certain exceptions). Mr. Challen's employment terms were approved by our Audit Committee and Board of Directors in connection with the approval of the AnchorPoint acquisition in December 2008. Due to the proximity of the date of Mr. Challen's appointment as a director and the date of his employment in connection with the AnchorPoint acquisition, we believe it would be appropriate to seek the ratification and approval of our shareholders of his employment agreement.

     Mr. Challen serves as the General Manager of our AnchorPoint operations as an "at-will" employee. Pursuant to his employment terms, we agreed to provide Mr. Challen with the following payments and benefits:

     o A gross annual salary of $86,400, which amount was reduced to $77,760 as of July 1, 2009, payable in equal semi-monthly installments.

     o    Medical insurance.

     o Participation in a 401(k) Plan. We agreed to make a matching continuation of five cents per each dollar contributed by Mr. Challen.

     o Up to 8 hours per month or 12 days per year of flexible time off. However, until and including December 31, 2009, Mr. Challen will be entitled to use the number of unused hours of vacation, sick time and personal time that he was entitled to accrue during his employment with AnchorPoint. If his employment with us is terminated prior to December 31, 2009 for any reason, we will pay him for any of such hours that he accrued during his employment at AnchorPoint that were not used during his employment with us.

     Mr. Challen entered into a confidentiality, proprietary rights and non-competition agreement in connection with his employment. The agreement contains customary confidentiality and proprietary rights provisions. The agreement also includes an undertaking of Mr. Challen not to compete with us for the greater of two years following the completion of the AnchorPoint acquisition and six months following the termination of his employment and a non-solicitation undertaking for the greater of two years following the completion of the AnchorPoint acquisition and 12 months following the termination of his employment.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the terms of the employment of Mr. Roger Challen, the General Manager of the AnchorPoint telecommunications expense management solution business and a director, as described in the proxy statement for the 2009 annual general meeting of shareholders, be and hereby are ratified and approved effective as of Mr. Challen's employment in such position."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

        III. APPROVAL OF COMPENSATION FOR MR. YAACOV GOLDMAN, A DIRECTOR
                          AND AUDIT COMMITTEE CHAIRMAN
                           (Item 3 on the Proxy Card)

     Under the Israeli Companies Law, an agreement with a director regarding the terms of his or her service in such capacity, including compensation, must be approved by the audit committee, board of directors and general meeting of shareholders, in that order (subject to certain exceptions).

     Mr. Yaacov Goldman has served as a director of our company since May 2004 and is the chairman of our audit committee. Mr. Goldman is an independent director and an audit committee financial expert, as such terms are defined under rules of the Securities and Exchange Commission. In consideration for the service of Mr. Goldman in such capacities, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the payment to him of an annual fee of $16,800 and a per meeting attendance fee of $400.

     It is therefore proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that the fees to be paid to Mr. Yaacov Goldman, a director and chairman of the audit committee, in consideration for his service in such capacities, as described in the proxy statement for the 2009 annual general meeting of shareholders, be and hereby are approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

           IV. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
                          REGISTERED PUBLIC ACCOUNTANTS
                           (Item 4 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

     At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2009, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

     At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2008, we paid Kost Forer Gabbay & Kasierer $111,000 for audit services.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2009, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

     V. REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
                                   STATEMENTS

     At the Meeting, our auditor's report and the audited consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

     Our annual report on Form 20-F for the year ended December 31, 2008, including the auditor's report and consolidated financial statements for the year ended December 31, 2008, which was filed with the SEC on April 2, 2009, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov. None of the auditor's report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

                                VI. OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

                                            By Order of the Board of Directors,

                                            Alon Mualem
                                            Corporate Secretary

Dated: August 28, 2009

                                                                          ITEM 2

                        MER TELEMANAGEMENT SOLUTIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Eytan Bar and Alon Mualem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 7, 2009 at 10:30 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra'anana 43665, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                                 OCTOBER 7, 2009

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF
       DIRECTORS AND PROPOSALS 2 THROUGH 4. PLEASE SIGN, DATE AND RETURN
        PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE
                         OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. To elect six directors for terms expiring at the Company's 2010 Annual General Meeting of Shareholders.

NOMINEES:
                                       FOR      AGAINST    ABSTAIN

     CHAIM MER                         [_]        [_]        [_]

     ISAAC BEN-BASSAT                  [_]        [_]        [_]

     ROGER CHALLEN                     [_]        [_]        [_]

     STEVEN J. GLUSBAND                [_]        [_]        [_]

     YAACOV GOLDMAN                    [_]        [_]        [_]

     LIOR SALANSKY                     [_]        [_]        [_]

2. To ratify and approve the employment terms of Mr. Roger Challen, a director, in connection with his employment as the General Manager of the Company's AnchorPoint telecommunications expense management solution operations, effective as of his employment in such position.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

3. To approve the compensation to be paid to Mr. Yaacov Goldman in consideration for his service as a director and audit committee chairman.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

4. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2009, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (I) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (II) PROPOSALS 2 THROUGH 4.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [_]

Signature of Shareholder [_________]       Date [_____]
Signature of Shareholder [_________]       Date [_____]

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)


                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               Chief Executive Officer

Date: September 1, 2009